QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

ELECTRO SCIENTIFIC INDUSTRIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS OF DOLLARS)

	Fiscal Year Ended June 2,
						Nine Months Ended March 2, 2002
	1997	1998	1999	2000	2001
Pre-tax income	27,987	32,316	10,980	59,872	149,930	(18,425)

Fixed charges:
Interest expense	3	32	158	223	4	1,648
Interest portion of rentals(1)	305	530	572	451	577	638

Total fixed charges	308	562	730	674	581	2,286

Earnings plus fixed charges	28,295	32,878	11,710	60,546	150,510	(16,139)

Ratio of earnings to fixed charges	92	59	16	90	260	(7)

(1)
Calculated as one-third of rentals, which is a reasonable approximation of the interest factor.

QuickLinks

ELECTRO SCIENTIFIC INDUSTRIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (AMOUNTS IN THOUSANDS OF DOLLARS)